SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)3
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment # _____)(1)


                              Orphan Medical, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    687303107
                         ------------------------------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 2001
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall note be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687303107                    13D                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Alta Partners II, Inc.
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     California
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          1,212,121
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        -0-
Person With
                                       (9)  Sole Dispositive Power     1,212,121

                                       (10) Shared Dispositive Power   -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,212,121
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     14.2%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                    13D                    Page 3 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Alta BioPharma Partners II, L.P.
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     Delaware
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          1,169,113
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        -0-
Person With
                                       (9)  Sole Dispositive Power     1,169,113

                                       (10) Shared Dispositive Power   -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,169,113
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     13.7%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                    13D                    Page 4 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Alta Embarcadero BioPharma II, LLC
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     California
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power             43,008
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power           -0-
Person With
                                       (9)  Sole Dispositive Power        43,008

                                       (10) Shared Dispositive Power      -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     43,008
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     0.5%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                   13D                     Page 5 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Alta BioPharma Management Partners II, LLC
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     Delaware
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          1,169,113
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        -0-
Person With
                                       (9)  Sole Dispositive Power     1,169,113

                                       (10) Shared Dispositive Power   -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,169,113
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     13.7%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                    13D                    Page 6 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Jean Deleage
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          -0-
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        1,212,121
Person With
                                       (9)  Sole Dispositive Power     -0-

                                       (10) Shared Dispositive Power   1,212,121


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,212,121
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     14.2%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                    13D                    Page 7 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Alix Marduel
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          -0-
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        1,212,121
Person With
                                       (9)  Sole Dispositive Power     -0-

                                       (10) Shared Dispositive Power   1,212,121


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,212,121
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     14.2%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 687303107                   13D                     Page 8 of 12 Pages


--------------------------------------------------------------------------------
(1)  Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos.  of Above
     Persons

     Farah Champsi
--------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a):
                                                              (b) X
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source Of Funds*

     AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                       (7)  Sole Voting Power          -0-
Beneficially Owned
By Each Reporting                      (8)  Shared Voting Power        1,212,121
Person With
                                       (9)  Sole Dispositive Power     -0-

                                       (10) Shared Dispositive Power   1,212,121


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,212,121
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     14.2%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Orphan Medical, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13911 Ridgedale Drive, Minnetonka, MN 55305.

Item 2. Identity and Background.

     (a) This Statement is being filed by (i) Alta BioPharma Partners II, L.P., a Delaware limited partnership ("Alta BioPharma"), by virtue of it being the record owner of 1,169,113 shares of Common Stock of the Issuer; (ii) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company ("Embarcadero LLC") by virtue of it being the record owner of 43,008 shares of Common Stock of the Issuer: (iii) Alta BioPharma Management Partners II, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma; (iv) Alta Partners II, Inc., a California corporation ("Alta Partners"), by virtue of being the management advisory company of Alta BioPharma, Embarcadero LLC and Alta Management; and (v) Jean Deleage, Alix Marduel and Farah Champsi (collectively referred to as the
"Managing Directors"), by virtue of being the managing directors of Alta Management and officers or employees of Alta Partners. Alta BioPharma, Embarcadero LLC, Alta Management, Alta Partners and the Managing Directors are sometimes hereinafter collectively referred to as the "Reporting Persons". By virtue of the relationships described above and their roles with Alta Partners, each of the Managing Directors may be deemed to control Alta Partners and Alta Management, and therefore, may be deemed to possess indirect beneficial ownership of shares of Common Stock held by Alta BioPharma and Embarcadero LLC. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares of the Common Stock directly beneficially held by Embarcadero LLC and Alta BioPharma and, as a result, the Managing Directors disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Alta BioPharma and Embarcadero LLC, except to the extent of their pecuniary interest therein. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. The Managing Directors are managers of Embarcadero LLC and the managers of Embarcadero LLC are affiliates of Alta Partners.

     (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Alta Management, and Alta Partners, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

     (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta Management's principal business is acting as managing director of Alta BioPharma. Each of the Managing Directors' principal business is acting as a managing director of Alta Management and as an officer or employee of Alta Partners. (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                               Page 9 of 12 Pages

     (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Alta Management is a Delaware limited liability company. Each of the Managing Directors is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On December 7, 2001 (the "Closing Date"), Alta BioPharma and Embarcadero LLC entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer pursuant to which Alta BioPharma and Embarcadero LLC acquired, for an aggregate purchase price of $9,999,998.20, a total of 1,212,121 shares of Common Stock.

     The total amount of funds required by Alta BioPharma to acquire the 1,169,113 shares of the Common Stock reported in Item 5(a) hereof was $9,645,182.25 and the total amount of funds required by Embarcadero LLC to acquire the 43,008 shares of the Common Stock reported in Item 5(a) hereof was $354,816.00. Such funds were provided by each entity's capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

Item 4. Purpose of Transaction.

     Alta BioPharma and Embarcadero LLC acquired the shares of Common Stock reported in Item 5(a) for investment purposes only. Depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, the market for the Common Stock, the effective yield on the Common Stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately negotiated transactions or otherwise. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Exception: Pursuant to the terms of the Stock Purchase Agreement, for as long as Alta BioPharma, together with its affiliates, owns in the aggregate at least 25% of Common Stock purchased by

Alta BioPharma and its affiliates on the Closing Date, the Issuer will cause a person designated by Alta BioPharma (the "Alta Designee") to be included in the state of nominees recommended by the Board of Directors to the stockholders for election as directors at any meeting of stockholders of the Issuer and shall not make any recommendation against the election of the Alta Designee to the stockholders. On the Closing Date, Farah Champsi was appointed to the Issuer's Board of Directors.

     Exception: Pursuant to the terms of the Stock Purchase Agreement, Alta BioPharma and Alta Embarcadero LLC are granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock purchased by such entities.

Item 5. Interest in Securities of the Issuer.

     (a) Alta BioPharma is the record owner of 1,169,113 shares of Common Stock of the Issuer, or approximately 13.7% of the outstanding shares of Common Stock of the Issuer. Embarcadero LLC is the record owner of 43,008 shares of Common Stock of the Issuer, or approximately 0.5% of the outstanding shares of Common Stock of the Issuer. The shares held of record by Alta BioPharma and Embarcadero LLC are referred to herein collectively as the "Record Shares". By virtue of its relationship with Alta BioPharma, Alta Management may be deemed to own beneficially 1,169,113 shares of Common Stock of the Issuer or approximately 13.7% of the outstanding shares of Common Stock of the Issuer. By virtue of their affiliate relationships with Alta BioPharma and Embarcadero LLC, Alta Partners and each Managing Director may be deemed to own beneficially all of the Record Shares or approximately 14.2% of the outstanding shares of Common Stock of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of Alta BioPharma for the 1,169,113 shares of Common Stock, which it holds of record, and in the case of Embarcadero LLC for 43,008 shares of Common Stock, which it holds of record.

     The foregoing percentages are calculated based upon the 8,535,321 shares of the Issuer's Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

     (b) Alta BioPharma has the power to direct the disposition of and vote 1,169,113 shares of Common Stock. Embarcadero LLC has the power to direct disposition of and vote 43,008 shares of Common Stock. By virtue of its relationships with Alta BioPharma; Alta Management may be deemed to have the power to direct the disposition of and vote 1,169,113 shares of Common Stock. By virtue of their affiliate relationships with Alta BioPharma and Embarcadero LLC, Alta Partners and each Managing Director may be deemed to have the power to direct the disposition of and vote the Record Shares.

     (c) Except as set forth above, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

                               Page 10 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Stock Purchase Agreement, for as long as Alta BioPharma, together with its affiliates, owns in the aggregate at least 25% of the shares of the Common Stock purchased by Alta BioPharma and its affiliates on the Closing Date, the Issuer will cause an Alta Designee to be included in the slate of nominees recommended by the Board of Directors to the stockholders for election as directors at any meeting of stockholders of the Issuer and shall not make any recommendation against election of the Alta Designee to the stockholders.

     Pursuant to the terms of the Stock Purchase Agreement, Alta BioPharma and Embarcadero LLC are granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock purchased by such entities.

     The Stock Purchase Agreement is hereby incorporated in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Statement.

     Exhibit B: Orphan Medical, Inc. Stock Purchase Agreement dated December 7, 2001.

     Exhibit C: Alta BioPharma Partners II, L.P. Management Rights Agreement dated December 7, 2001.

                               Page 11 of 12 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 7, 2001

Alta Partners II, Inc.                          Alta BioPharma Partners II, L.P.

By:     /s/ /Jean Deleage                       By: Alta BioPharma Management
    -----------------------                         Partners II, LLC
    Jean Deleage, President

Alta BioPharma Management Partners II, LLC      By:     /s/ Farah Champsi
                                                    ----------------------------
                                                    Farah Champsi,
                                                    Managing Director

By:     /s/ Farah Champsi
    ----------------------
    Farah Champsi, Member

Alta Embarcadero BioPharma II, LLC


By:     /s/ Farah Champsi
    ----------------------
    Farah Champsi, Member


    /s/ Jean Deleage                                  /s/ Alix Marduel
--------------------------                          ------------------------
      Jean Deleage                                      Alix Marduel

  /s/ Farah Champsi
---------------------------
     Farah Champsi

                               Page 15 of 29 Pages

                                    EXHIBIT A

                             Joint Filing Statement

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.

Date:  December 7, 2001

Alta Partners II, Inc.                          Alta BioPharma Partners II, L.P.

By:     /s/ /Jean Deleage                       By: Alta BioPharma Management
    -----------------------                         Partners II, LLC
    Jean Deleage, President

Alta BioPharma Management Partners II, LLC      By:     /s/ Farah Champsi
                                                    ----------------------------
                                                    Farah Champsi,
                                                    Managing Director

By:     /s/ Farah Champsi
    ----------------------
    Farah Champsi, Member

Alta Embarcadero BioPharma II, LLC


By:     /s/ Farah Champsi
    ----------------------
    Farah Champsi, Member


    /s/ Jean Deleage                                  /s/ Alix Marduel
--------------------------                          ------------------------
      Jean Deleage                                      Alix Marduel

  /s/ Farah Champsi
---------------------------
     Farah Champsi

                              ORPHAN MEDICAL, INC.
                            STOCK PURCHASE AGREEMENT


     Agreement, made and entered into as of the 7th day of December, 2001, between Orphan Medical, Inc., a Delaware corporation (the "Company"), and each of the persons listed on Schedule 1 to this agreement (the "Investors").

     For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:

     1. Authorization of Securities. The Company proposes to authorize, issue and sell an aggregate of 1,706,999 shares (the "Shares") of common stock, $.01 par value ("Common Stock"), which shares shall represent in the aggregate, 19.9% of the Company's outstanding shares of common stock as of the Closing Date (as that term is defined in Section 3 hereof).

     2. Sale and Purchase of Shares. Subject to the terms and conditions hereof, the Company agrees to sell to each Investor, and each Investor severally agrees to purchase from the Company on the Closing Date, the number of Shares set forth opposite its name on Schedule 1. The purchase price of Shares acquired by the Investors on the Closing Date shall be $8.25 per share.

     3. Closing. The closing of the transaction contemplated by Section 2 of this agreement shall take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota 55402, at 3:30 P.M., Minneapolis time, on December 7, 2001 (the "Closing Date") or at such other place or different time or day as may be mutually acceptable to the Investors and the Company.

     At the closing, the Company will deliver to each Investor a certificate or other instrument, dated such Closing Date, representing the Shares purchased by such Investor on such Closing Date, registered in its name as stated on Schedule 1 (or in the name of its nominee if it so specifies to the Company at least 48 hours prior to such Closing Date) against payment to the Company of the purchase price of the Shares being purchased by such Investor.

     4. Representations and Warranties by the Company. In order to induce each Investor to enter into this agreement and to purchase the number of Shares set forth after its name on Schedule 1, the Company hereby represents and warrants to each Investor that, except as disclosed in the attached Exhibit A or in the Company's SEC Documents (as defined in Section 4.5):

          4.1 Organization, Standing, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted and as described in the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of its most recently completed fiscal year through the date hereof, including without limitation, its report on

Form 10-K for the year ended December 31, 2000 and its report on Form 10-Q for the quarter ended September 30, 2001.

          4.2 Due Authorization and Valid Issuance. The Company has all requisite power and authority to execute, deliver and perform its obligations under this agreement, and this agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies. All corporate and stockholder action necessary for the authorization, creation, issuance and delivery of the Shares has been taken by the Company, or will be taken by the Company on or prior to the Closing Date. The Shares to be sold pursuant to this agreement have been duly authorized, and when issued and paid for in accordance with the terms of this agreement will be duly and validly issued, fully-paid and nonassessable.

          4.3 Subsidiaries, Etc. The Company does not have any direct or indirect ownership interest in any corporation, partnership, joint venture, association or other business enterprise. If any entity is listed on Exhibit B and the Company owns a controlling interest in such entity, each of the representations and warranties set forth in this Article 4 are being hereby restated with respect to such entity (modified as appropriate to the nature of such entity).

          4.4  Qualification.   The  Company  is  duly  qualified,  licensed  or
domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or the properties owned or leased by it makes such qualification, licensing or domestication necessary and in which failure to so qualify or be licensed or domesticated would have a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties or operations of the Company (a "Material Adverse Effect").

          4.5 Changes, Dividends, etc. Except for the transactions contemplated by this agreement, since December 31, 2000, the Company has not: (i) incurred any debts, obligations or liabilities, absolute, accrued or contingent and whether due or to become due, except current liabilities incurred in the ordinary course of business which (individually or in the aggregate) will not have a Material Adverse Effect; (ii) paid any obligation or liability other than, or discharged or satisfied any liens or encumbrances other than those securing, current liabilities, in each case in the ordinary course of business;
(iii) except for distributions made to certain stockholders of the Company as specifically described in the SEC Documents (as such term is defined in Section
4.6 hereof), declared or made any payment to or distribution to its stockholders as such, or purchased or redeemed any of its shares of capital stock, or obligated itself to do so; (iv) mortgaged, pledged or subjected to lien, charge, security interest or other encumbrance any of its assets, tangible or intangible, except in the ordinary course of business; (v) sold, transferred or leased any of its assets except in the ordinary course of business; (vi) suffered any physical damage, destruction or loss (whether or not covered by insurance) resulting in a Material Adverse Effect; (vii) entered into any transaction other than in the ordinary course of business; (viii) encountered any labor difficulties or labor union organizing activities; (ix) issued or sold any shares of capital stock or other securities (other than shares issued upon exercise of warrants or options that were outstanding as of December 31, 2000) or granted any options, warrants, or other purchase rights with respect thereto other than pursuant to this agreement; (x) made any acquisition or disposition of any material assets or became involved in any other material transaction, other than for fair value in the ordinary course of business; (xi) increased the compensation payable, or to become payable, to any of its directors or employees, or made any bonus payment or similar arrangement with any of its directors or employees or increased the scope or nature of any fringe benefits provided for its employees or directors, other than normal compensation adjustments and bonuses and adjustments and bonuses made in the ordinary course of business consistent with industry custom and practices; or
(xii) agreed to do any of the foregoing other than pursuant hereto. There has been no material adverse change in the financial condition, operations, prospects, results of operations or business of the Company since December 31, 2000.

          4.6 SEC Reports and Financial Statements. The Company has filed with the Securities and Exchange Commission (the "SEC") all forms, reports, schedules, statements and other documents required to be filed by it with the SEC (as such documents have been amended since the time of their filing, collectively, the "SEC Documents"), and have filed all exhibits required to be filed with the SEC Documents. As of their respective dates or, if amended, as of the date of the last such amendment, the SEC Documents, including, without limitation, any financial statements or schedules included therein, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4.7 Financial Statements; Accountants. The financial statements of the Company contained in the SEC Documents (i) are in accordance with the books and records of the Company, (ii) present fairly the financial condition of the Company at the balance sheets dates and the results of its operations for the periods therein specified, and (iii) have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior accounting periods other than as set forth in the footnotes thereto and, with respect to the interim financial statements, normal year end adjustments which are immaterial in the aggregate. The other financial information contained in the SEC Documents has been prepared on a basis consistent with the financial statements of the Company. Without limiting the generality of the foregoing, the balance sheets or notes included in the financial statements set forth in the SEC Documents disclose all of the debts, liabilities and obligations of any nature (whether absolute, accrued or contingent and whether due or to become due) of the Company as of the dates set forth therein which, individually or in the aggregate, are material and which in accordance with generally accepted accounting principles would be required to be disclosed in such balance sheets, and include appropriate reserves for all taxes and other liabilities accrued as of such dates but not yet payable. To the Company's knowledge, Ernst & Young LLP, who the Company expects will consent to the inclusion in the S-3
Registration Statement referred to in Section 7.1 hereof of its opinion with respect to the financial statements to be incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 into the S-3 Registration Statement and the prospectus which forms a part thereof, are independent accountants as required by the Securities Act and the rules and regulations promulgated thereunder.

          4.8 Tax Returns and Audits. All required federal, state and local tax returns or appropriate extension requests of the Company have been filed, and all federal, state and local taxes required to be paid with respect to such returns have been paid or provision for the payment thereof has been made. The Company is not delinquent in the payment of any such tax or in the payment of any assessment or governmental charge. The Company has not received notice of any tax deficiency proposed or assessed against it, and it has not executed any waiver of any statute of limitations on the assessment or collection of any tax. The Company has not received notice that any of the Company's tax returns has been audited by governmental authorities. The Company does not have any tax liabilities except those incurred in the ordinary course of business since December 31, 2000.

          4.9 No Violations. The Company is not in violation of its charter, bylaws, or other organizational document, or in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company, which violation, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect, or is in default (and there exists no condition which, with the passage of time or otherwise, would constitute a default) in any material respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other material agreement or instrument to which the Company is a party or by which the Company is bound or by which the properties of the Company are bound, which would be reasonably likely to have a Material Adverse Effect.

          4.10 Non-Contravention. The execution and delivery of this agreement, the issuance and sale of the Shares under this agreement, the fulfillment of the terms of this agreement and the consummation of the transactions contemplated thereby will not (A) conflict with or constitute a violation of, or default (with the passage of time or otherwise) under, (i) any material bond, debenture, note or other evidence of indebtedness, lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company is a party or by which the Company or its properties are bound, (ii) the charter, by-laws or other organizational documents of the Company, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or its properties, except in the case of clauses (i) and (iii) for any such conflicts, violations or defaults which are not reasonably likely to have a Material Adverse Effect, or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Company is a party or by which it is bound or to which any of the material property or assets of the Company is subject. No consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution and delivery of this agreement and the valid issuance and sale of the Shares to be sold pursuant to this agreement, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws.

          4.11 Intellectual Property. Except as specifically disclosed in the SEC Documents (i) the Company owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, "Intellectual Property") described or referred to in the SEC Documents as owned or possessed by it or that are necessary for the conduct of its business as now conducted or as proposed to be conducted as described in the SEC Documents, (ii) the Company is not infringing, or has received any notice of, or has any knowledge of, any asserted infringement by the Company of, any rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a Material Adverse Effect and (iii) the Company has not received any notice of, or has any knowledge of, infringement by a third party with respect to any Intellectual Property rights of the Company that, individually or in the aggregate, would have a Material Adverse Effect.

          4.12 Capitalization. The capitalization of the Company as of September 30, 2001 is as set forth in the most recent applicable SEC Document, increased as set forth in the next sentence. The Company has not issued any capital stock since that date other than pursuant to (i) employee benefit plans disclosed in the SEC Documents, or (ii) outstanding warrants, options or other securities disclosed in the SEC Documents or disclosed in this agreement. The outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in the SEC Documents or as disclosed in this agreement, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued shares of capital stock or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Company is a party or of which the Company has knowledge and relating to the issuance or sale of any capital stock of the Company, any such convertible or exchangeable securities or any such rights, warrants or options. Without limiting the foregoing, except for the registration rights contemplated in this agreement and as otherwise described on Exhibit A, no preemptive right, co-sale right, right of first refusal, registration right, or other similar right exists with respect to the Shares or the issuance and sale thereof. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Shares. Except as disclosed in the SEC Documents, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Common Stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders. The issuance of the Shares will not cause any adjustment of the conversion price for any series or class of the Company's outstanding capital stock.

          4.13 Litigation; Governmental Proceedings. There are no legal actions, suits, arbitrations or other legal, administrative or governmental proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company, or its properties or business, and the Company is not aware of any facts which are likely to result in or form the basis for any such action, suit or other proceeding. The Company is not in default with respect to any judgment, order or decree of any court or any governmental agency or instrumentality. The Company has not been threatened with any action or proceeding under any business or zoning ordinance, law or regulation.

          4.14 No Undisclosed Liabilities. Except for liabilities not in excess of $250,000 individually or $500,000 in the aggregate, each incurred in the ordinary course of business and consistent with past practice, and liabilities incurred in connection with the consummation of the transactions contemplated hereby (none of which, individually or in the aggregate, could have a Material Adverse Effect) since December 31, 2000, the Company has not incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), or which individually or in the aggregate, could have a Material Adverse Effect.

          4.15 Insurance. There is in full force and effect one or more policies of insurance issued by insurers of recognized responsibility, insuring the Company and its properties and business against such losses and risks, and in such amounts, as are customary in the case of corporations of established reputation engaged in the same or similar businesses and similarly situated. The Company has not been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will be unable to renew its existing insurance coverage as and when the same shall expire upon the terms similar to those presently in effect, other than possible increases in premiums that do not result from any act or omission of the Company. The Company maintains a Directors and Officers insurance policy issued by an insurer of recognized responsibility in an amount that is customary in the case of corporations similarly situated.

          4.16 Material Contracts.

               (a) The SEC Documents contain a description, as of the date of this agreement, of all material agreements or instruments to which the Company is a party or by which the Company is bound (collectively, the "Material Contracts")

               (b) Each of the Material Contracts is in full force and effect and constitutes a valid and binding obligation of the Company and, to the Company's knowledge, the other party thereto.

          4.17 Transactions with Affiliates. Except as set forth in the SEC Documents, none of the officers, employees, directors or other affiliates of the Company are a party to any transactions with the Company. There have been no assumptions or guarantees by the Company of any obligations of such persons.

          4.18 Completeness and Accuracy of Information. No representation or warranty of the Company contained in this agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading in light of the circumstances in which the same were made.

          4.19 NASDAQ Compliance. The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on The Nasdaq National

Market of The Nasdaq Stock Market, Inc. (the "Nasdaq National Market"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the Nasdaq National Market, nor has the Company received any notification that the SEC or the National Association of Securities Dealers, Inc. ("NASD") is contemplating terminating such registration or listing.

          4.20 Listing. The Company shall comply with all requirements of NASD with respect to the issuance of the Shares and the listing thereof on the Nasdaq National Market.

          4.21 No Manipulation of Stock. The Company has not taken and will not, in violation of applicable law, take, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

          4.22 Company not an "Investment Company". The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company is not, and immediately after receipt of payment for the Shares will not be, an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

          4.23 Securities Laws. Based in part upon the representations of the Investors in Article 5, no consent, authorization, approval, permit or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of this agreement or the offer, issuance, sale or delivery of the Shares, other than the qualification thereof, if required, under applicable state securities laws, which qualification has been or will be effected as a condition of these sales. The Company has not, directly or through an agent, offered the Shares or any similar securities for sale to, or solicited any offers to acquire such securities from, persons other than the Investors and other accredited investors. Under the circumstances contemplated by this agreement and assuming the accuracy of the representations of the Investors in Article 5, the offer, issuance, sale and delivery of the Shares will not, under current laws and regulations, require compliance with the prospectus delivery or registration requirements of the Securities Act.

     5. Representations of the Investors. Each Investor represents for itself that:

          5.1 Investment Intent. The Shares being acquired by such Investor are being purchased for investment for such Investor's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof. Such Investor understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and applicable state securities laws, and that the reliance of the Company and others upon these exemptions is predicated in part upon this representation by each Investor. Such Investor further understands that the Shares may not be transferred or resold without (i) registration under the Securities Act and any applicable state securities laws, or (ii) an exemption from the requirements of the Securities Act and applicable state securities laws. Except with the prior written consent of the Company, the Investor will not, prior to the effectiveness of the S-3 Registration Statement (as defined in Section 7.1, directly or indirectly, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a "Disposition"), the Common Stock of the Company, nor will Investor engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Company by the Investor or any other person or entity or any other derivative security transaction the purpose or effect of which is to hedge or transfer to a third party all or any part of the risk of loss associated with the ownership of the Shares by the Investor. Such prohibited hedging or other transactions would include, without limitation, effecting any short sale or equity swap transaction or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to the Common Stock of the Company.

          5.2 Location of Principal Office, Qualification as an Accredited Investor, Etc. The state in which such Investor's principal office (or domicile, if such Investor is an individual) is located is the state set forth in such Investor's address on Schedule 1. Such Investor acknowledges that the Company has made available to such Investor at a reasonable time prior to the execution of this agreement the opportunity to ask questions and receive answers concerning the terms and conditions of the sale of securities contemplated by this agreement and to obtain any additional information (which the Company possesses or can acquire without unreasonable effort or expense) as may be necessary to verify the accuracy of information furnished to such Investor. Such Investor (a) is able to bear the loss of its entire investment in the Shares without any material adverse effect on its business, operations or prospects, and (b) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment to be made by it pursuant to this agreement.

          5.3 Acts and Proceedings. This agreement has been duly authorized by all necessary action on the part of such Investor, has been duly executed and delivered by such Investor, and is a valid and binding agreement of such Investor.

          5.4 Exculpation Among Investors. Such Investor acknowledges that in making its decision to invest in the Company, it is not relying on any other
Investor or upon any person, firm or company, other than the Company and its officers, employees and/or directors. Such Investor agrees that no other
Investor, nor the partners, employees, officers or controlling persons of any other Investor shall be liable for any actions taken by such Investor, or omitted to be taken by such Investor, in connection with such investment.

          5.5 Accredited Investor. Such Investor is an "Accredited Investor" within the meaning of Rule 501 promulgated under the Securities Act.

     6. Conditions of Each Investor's Obligation. The obligation to purchase and pay for the Shares that each Investor has agreed to purchase is subject to the fulfillment prior to or on the Closing Date of the conditions set forth in this
Article 6.

          6.1 Compliance with Agreement. The Company shall have performed and complied with all agreements or covenants required by this agreement to be performed and complied with by it prior to or as of the Closing Date.

          6.2 Necessary Consents and Approvals. On or before the Closing Date, the Company shall have obtained any consents or approvals of any person or governmental authority or regulatory authority necessary for the consummation of the transactions contemplated under this agreement including, without limitation, all necessary consents and approvals of the Nasdaq National Market and/or NASD, and the Investors shall have received satisfactory evidence of such consents and approvals.

          6.3 Proceedings and Documents. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned herein or incident to any such transaction shall be satisfactory in form and substance to legal counsel for the Investors.

          6.4 Waiver of Certain Rights of UBS Capital II LLC. On or before the Closing Date, the Company shall have (i) amended Section 7.1 of that certain Stock Purchase Agreement, dated July 23, 1998, by and between the Company and UBS Capital II LLC ("UBS" and the "UBS Agreement"), with certain limitations, to eliminate any restrictions on the Company's ability to issue additional equity or debt securities, (ii) amended Section 11 of the UBS Agreement to eliminate UBS' preemptive rights, (iii) amended Section 9.1 of that certain Stock Purchase Agreement, dated August 2, 1999, by and between the Company and UBS to eliminate any restrictions on the Company's ability to issue shares of the Company's preferred stock having rights and preferences equal to or senior in rank to the Company's currently outstanding preferred stock, (iv) obtained a permanent and irrevocable waiver from UBS of its rights as a holder of shares of the Company's Senior Convertible Preferred Stock under Sections 11(e), (f) and (g) of Article V.B of the Company's Certificate of Incorporation, (v) cancelled its outstanding promissory note in favor of UBS, dated August 2, 1999, in the face amount of $2,050,000, and (vi) amended the terms of that certain Warrant (the "Warrant") in favor of UBS, dated August 2, 1999, to purchase up to 2,050 shares of the Company's Series C Convertible Preferred Stock, up to 315,385 shares of the Company's Series D Non-Voting Preferred Stock, or any combination thereof not to exceed $2,050,000, such that (A) the Company shall not have the right to compel exercise of the Warrant under the circumstances described in Section 3 of the Warrant and to permit exercise of the Warrant at anytime after July 23, 2002, as determined by UBS in its sole discretion, and (B) include a cashless exercise provision with respect to shares of Series C Convertible Preferred Stock. Such amendments and waivers shall be in a form satisfactory to legal counsel of the Investors, and the Company shall have delivered executed copies of such amendments and waivers to legal counsel of the Investors before the Closing Date.

          6.5 Legal Opinion. The Investors shall have received an originally executed opinion of Dorsey & Whitney LLP, counsel for the Company, dated as of the Closing Date, in the form attached as Exhibit C.

          6.6 Injunctions, Restraining Order or Adverse Litigation. No order, judgment or decree of any court, arbitral tribunal, administrative agency or other governmental or regulatory authority or agency shall purport to enjoin or restrain the Investors from acquiring the Shares on the Closing Date.

          6.7 Payment of Fees and Expenses. The Company shall have paid on or before the Closing Date, or on the date of receipt of invoices (if later), the reasonable fees, charges and disbursements of the Investors, including the fees and expenses of Testa, Hurwitz & Thibeault, LLP, which shall not exceed $20,000 in the aggregate.

          6.8 Board of Directors. On the Closing Date, the Company's Board of Directors shall consist of seven members, one of whom shall be Farah Champsi.

          6.9 Management Rights Letter. The Company shall have executed and delivered a management rights letter to those Investors who have made a request to the Company therefor.

     7. Registration of the Shares; Compliance with the Securities Act.

          7.1 Registration Procedures and Other Matters. The Company shall:

               (a) subject to receipt of necessary information from the Investors after prompt request from the Company to the Investors to provide such information, prepare and file with the SEC, within sixty (60) days after the Closing Date, (or, if the sixtieth day after the Closing Date is not a business day, then the first business day thereafter) a registration statement on Form S-3 (the "S-3 Registration Statement") to enable the resale of the Shares by the Investors from time to time through the automated quotation system of the Nasdaq National Market or in privately-negotiated transactions;

               (b) use its best efforts, subject to receipt of necessary information from the Investors after prompt request from the Company to the Investors to provide such information, to cause the S-3 Registration Statement to become effective within 60 days after the S-3 Registration Statement is filed by the Company (or, if the sixtieth day is not a business day, the first business day thereafter), such efforts to include, without limiting the generality of the foregoing, preparing and filing with the SEC in such 60-day period any financial statements that are required to be filed prior to the effectiveness of such S-3 Registration Statement;

               (c) use its best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement current, effective and free from any material misstatement or omission to state a material fact for a period not exceeding, with respect to each Investor's Shares purchased hereunder, the earlier of (i) the third anniversary of the Closing Date (as adjusted to give effect to any "Suspension" pursuant to Section 7.2(c) hereof), (ii) the date on which the Investor may sell all Shares then held by the Investor without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) such time as all Shares purchased by such Investor pursuant to this agreement have been sold pursuant to a registration statement;

               (d) furnish to each Investor with respect to the Shares registered under the S-3 Registration Statement such number of copies of the S-3 Registration Statement, prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as such Investor may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares by such Investor; provided, however, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to such Investor shall be subject to the receipt by the Company of reasonable assurances from such Investor that such Investor will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary prospectuses;

               (e) file documents required of the Company for normal blue sky clearance in states specified in writing by the Investors and use its best efforts to maintain such blue sky qualifications during the period the Company is required to maintain the effectiveness of the S-3 Registration Statement pursuant to Section 7.1(c); provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

               (f) bear all expenses in connection with the procedures in paragraph (a) through (e) of this Section 7.1 and the registration of the Shares pursuant to the S-3 Registration Statement except with respect to any legal or attorney fees incurred by any of the Investors in connection with the S-3 Registration Statement and any amendments thereto; and

               (g) advise each Investor, promptly after the Company shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the S-3 Registration Statement or of the initiation or threat of any proceeding for that purpose; and it will promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

     The Investors acknowledge that the Company may include on the S-3 Registration Statement shares of Common Stock of the Company for resale by certain other stockholders of the Company, and that the Company may file a subsequent registration statement for the resale of shares of Common Stock by certain other stockholder of the Company. In no other event at any time before the S-3 Registration Statement becomes effective with respect to the Shares shall the Company publicly announce or file any other registration statement, other than registration statements on Form S-8, without the prior written consent of a majority in interest of the Investors.

          7.2 Transfer of Shares After Registration; Suspension.

               (a) Each Investor agrees that it will not effect any disposition of the Shares or their right to purchase the Shares that would constitute a sale within the meaning of the Securities Act except as contemplated in the S-3 Registration Statement referred to in Section 7.1 hereof and as described below or as otherwise permitted by law, and that such Investor will promptly notify the Company of any changes in the information set forth in the S-3 Registration Statement regarding such Investor or its plan of distribution.

               (b) Except in the event that Section 7.2(c) applies, the Company shall (i) if deemed necessary by the Company, prepare and file from time to time with the SEC a post-effective amendment to the S-3 Registration Statement or a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such S-3 Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Shares being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide each Investor copies of any documents filed pursuant to Section 7.2(b)(i); and (iii) inform each Investor that the Company has complied with its obligations in Section 7.2(b)(i) (or that, if the Company has filed a post-effective amendment to the S-3 Registration Statement which has not yet been declared effective, the Company will notify each Investor to that effect, will use its best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify each Investor when the amendment has become effective).

               (c) Subject to Section 7.2(d), in the event (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the S-3 Registration Statement for amendments or supplements to the S-3 Registration Statement or related prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the S-3 Registration Statement or the initiation of any proceedings for that purpose;
(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) of any event or circumstance which, upon the advice of its counsel, necessitates the making of any changes in the S-3 Registration Statement or prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the S-3 Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; then the Company shall deliver a certificate in writing to each Investor (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, such Investor will refrain from selling any Shares pursuant to the S-3 Registration Statement (a "Suspension") until such Investor's receipt of copies of a supplemented or amended prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its best efforts to cause the use of the prospectus so suspended to be resumed as soon as reasonably practicable within 20 business days after the delivery of a Suspension Notice to the Investors. The time periods set forth in Section 7.1(c) hereof for which the Company is required to maintain the effectiveness of the S-3 Registration Statement shall be extended by the aggregate number of days of all Suspensions. In addition to and without limiting any other remedies (including, without limitation, at law or at equity) available to the Investors, the Investors shall be entitled to specific performance in the event that the Company fails to comply with the provisions of this Section 7.2(c).

                    (d) Notwithstanding the foregoing paragraphs of this Section 7.2, the Investors shall not be prohibited from selling Shares under the S-3 Registration Statement as a result of Suspensions on more than two occasions of not more than 30 days each in any twelve-month period, unless, in the good faith judgment of the Company's Board of Directors, upon the written opinion of counsel, the sale of Shares under the S-3 Registration Statement in reliance on this Section 7.2(d) would be reasonably likely to cause a violation of the Securities Act or the Exchange Act and result in liability to the Company.

                    (e) Provided that a Suspension is not then in effect, each Investor may sell Shares under the S-3 Registration Statement, provided that it arranges for delivery of a current prospectus to the transferee of such Shares. Upon receipt of a request therefor, the Company has agreed to provide an adequate number of current prospectuses to each Investor and to supply copies to any other parties requiring such prospectuses.

                    (f) In the event of a sale of Shares by any Investor pursuant to the S-3 Registration Statement, such Investor must also deliver to the Company's transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit D, and its stock certificate, so that the Shares may be properly transferred.

          7.3 Indemnification. For the purpose of this Section 7.3:

               (i) the term "Selling Stockholder" shall include each Investor and any affiliate of such Investor;

               (ii) the term "Registration Statement" shall include the prospectus in the form first filed with the SEC pursuant to Rule 424(b) of the Securities Act or filed as part of the S-3 Registration Statement at the time of effectiveness if no Rule 424(b) filing is required, and any exhibit, supplement or amendment included in or relating to the S-3 Registration Statement referred to in Section 7.1; and

               (iii) the term "untrue statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                    (a) The Company agrees to indemnify and hold harmless each Selling Stockholder (and each person, if any, who controls each Selling Stockholder within the meaning of Section 15 of the Securities Act) from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any breach of the representations or warranties of the Company contained herein or failure to comply with the covenants and agreements of the Company contained herein, (ii) any untrue statement of a material fact contained in the Registration Statement as amended at the time of effectiveness or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any failure by the Company to fulfill any undertaking included in the Registration Statement at the time of effectiveness, and the Company will reimburse such Selling Stockholder for any reasonable and documented legal expenses and any other actual, accountable out-of-pocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained in Section 7.2 hereof respecting the sale of the Shares or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to the Selling Stockholder prior to the pertinent sale or sales by the Selling Stockholder. The Company shall reimburse each Selling Stockholder for the amounts provided for herein within a reasonable period of time after demand thereof.

                    (b) Each Selling Stockholder agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any failure to comply with the covenants and agreements contained in Section 7.2 hereof respecting sale of the Shares, or (ii) any untrue statement of a material fact contained in the Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading if such untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement, and such Selling Stockholder will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. Each Selling Stockholder's indemnity obligations under this Section 7.3(b) shall be limited to the net proceeds received by such Selling Stockholder in connection with the Registration Statement.

                    (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying person will not relieve it from any liability which it may have to any indemnified person under this Section 7.3 (except to the extent that such omission materially and adversely affects the indemnifying person's ability to defend such action) or from any liability otherwise than under this Section 7.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified person promptly after receiving the aforesaid notice from such indemnified person, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

                    (d) If the indemnification provided for in this Section 7.3 is unavailable to or insufficient to hold harmless an indemnified person under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying person shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the relative fault of an Investor, as well as any other Selling Shareholders under such Registration Statement, on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or an Investor or other Selling Shareholder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Investors agree that it would not be just and equitable if contribution pursuant to this Section 7.3(d) were determined by pro rata allocation (even if the Investors and other Selling Shareholders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 7.3(d). The amount paid or payable by an indemnified person as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 7.3(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7.3(d), each Investor shall not be required to contribute any amount in excess of the amount by which the net amount received by such Investor from the sale of the Shares to which such loss relates exceeds the amount of any damages which such Investor has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Investor's obligations in this
Section 7.3(d) to contribute shall be in proportion to its sale of Shares to which such loss relates and shall not be joint with any other Selling Shareholders.

                    (e) Each Investor hereby acknowledges that it is a sophisticated business person who was represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 7.3, and is fully informed regarding said provisions. Each Investor further acknowledges that the provisions of this Section 7.3 fairly allocate the risks involved in the purchase of the Shares. The Investors and the Company are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 7.3, and the Investors and the Company hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 7.3 and further agree not to attempt to assert any such defense.

          7.4 Termination of Conditions and Obligations. The conditions precedent imposed by Articles 5, 7 and 8 upon the transferability of the Shares shall cease and terminate as to any particular number of the Shares when such Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the S-3 Registration Statement covering such Shares or at such time as an opinion of counsel reasonably satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

     8. Restriction on Transfer of Shares.

               8.1 Restrictions.  The Shares are only  transferable  pursuant to
(a) a public offering registered under the Securities Act, or (b) pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities or blue sky laws.

               8.2  Legend.  Each  certificate   representing  Shares  shall  be
endorsed with the following legend:

     "The shares represented by this certificate may not be transferred  without
     (i) an exemption from the registration requirements under the Federal Securities Act of 1933 and all applicable state securities laws or (ii) such registration."

               8.3 Removal of Legend. Any legend endorsed on a certificate evidencing a security pursuant to Section 8.2 hereof shall be removed, and the Company shall issue a certificate without such legend to the holder of such security, if such security is being disposed of pursuant to a registration under the Securities Act or pursuant to Rule 144 or any similar rule then in effect or if such holder provides the Company with an opinion of counsel satisfactory to the Company to the effect that a transfer of such security may be made without registration. In addition, if the holder of such security delivers to the Company an opinion of such counsel to the effect that no subsequent transfer of such security will require registration under the Securities

Act, the Company will promptly upon such contemplated transfer deliver new certificates evidencing such security that do not bear the legend set forth in
Section 8.2.

     9. Covenants of the Company.

          9.1 Board of Directors. For as long as Alta BioPharma Partners II, L.P. ("Alta"), together with its affiliates, owns in the aggregate at least 25% of the shares of Common Stock purchased by Alta and its affiliates on the Closing Date, the Company will cause Farah Champsi, or such other substitute person as Alta may designate from time to time (any such person so designated by Alta is referred to as the "Alta Designee"), to be included in the slate of nominees recommended by the Board of Directors to stockholders for election as directors at any meeting of stockholders of the Company and shall not make any recommendation against election of the Alta Designee to the stockholders.

          9.2 Rule 144. The Company covenants that it will timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Investor holding Shares purchased hereunder made after the first anniversary of the Closing Date, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any such Investor may reasonably request, all to the extent required from time to time to enable such Investor to sell Shares purchased hereunder without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of an Investor, the Company will deliver to such Investor a written statement as to whether it has complied with such information and requirements.

     10. Miscellaneous.

          10.1 No Waivers; Cumulative Remedies. No failure or delay on the part of the Investors, or any other holder of any Shares in exercising any right, power or remedy hereunder or thereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or thereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

          10.2 Amendments; Waiver and Consents. Except as otherwise set forth in the following sentence, this agreement may be amended or modified, and the obligations of the Company and the rights of the holders of Shares purchased under this agreement may be waived, only by the written consent of holders of a majority of the Shares that have not been resold in a public offering or transferred pursuant to Rule 144 promulgated under the Securities Act. Notwithstanding the foregoing, Section 9.1 hereof may be amended, modified or waived only upon the written consent of Alta. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          10.3 Changes, Waivers, Etc. Neither this agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, except to the extent provided in Section 10.2.

          10.4 Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first-class postage prepaid, registered or certified mail,

          (a) if to any holder of any Shares addressed to such holder at its address as shown on the books of the Company, or at such other address as such holder may specify by written notice to the Company.

          (b) if to the Company at 13911 Ridgedale Drive, Minnetonka, Minnesota 55305. Attention: Chief Executive Officer; or at such other address as the Company may specify by written notice to the Investors.

          10.5 Assignment.

          (a) This agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          (b) The Investors may freely assign their rights, interests and obligations attached to the Shares, upon transfer of the same in accordance with Section 5.1 and Article 8 hereof.

          (c) Neither this agreement nor any of the rights, interests or obligations hereunder may be assigned by the Company without the prior written consent of the Investors hereto.

          10.6 Severability. Whenever possible, each provision of this agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this agreement.

          10.7 Complete Agreement. This agreement and other exhibits and schedules hereto contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

          10.8 Governing Law. The internal law, without regard to conflicts of laws principles, of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this agreement and the performance of the obligations imposed by this agreement.

          10.9 Counterparts. This agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          10.10 Survival of Representations, Warranties and Agreements. Notwithstanding any investigation made by any party to this agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein shall survive the execution of this agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

     Remaining portion of this page intentionally left blank; signature pages to follow.

     IN WITNESS WHEREOF, the Company has caused this agreement to be executed by its duly authorized representative and each of the Investors has caused this agreement to be executed by signing in counterpart the acceptance form attached to this agreement.


                                             ORPHAN MEDICAL, INC.


                                             By ________________________________
                                                John Howell Bullion
                                                Chief Executive Officer

     IN WITNESS WHEREOF, the Company has caused this agreement to be executed by its duly authorized representative and each of the Investors has caused this agreement to be executed by signing in counterpart the acceptance form attached to this agreement.


                                             ALTA BIOPHARMA PARTNERS II, L.P.

                                             By: Alta BioPharma Management
                                                 Partners II, LLC

                                             By ________________________________
                                                Managing Director


                                             ALTA EMBARCADERO BIOPHARMA
                                             PARTNERS II, LLC


                                             By ________________________________
                                                Manager

     IN WITNESS WHEREOF, the Company has caused this agreement to be executed by its duly authorized representative and each of the Investors has caused this agreement to be executed by signing in counterpart the acceptance form attached to this agreement.

                                             Medical Biohe@lth-Trends Funds

                                             By: OPPENHEIM INVESTMENT
                                             MANAGEMENT INTERNATIONAL S.A.


                                             By ________________________________
                                                Heinz J. Heisterkamp,
                                                General Manager



                                            Pharma/wHealth Funds

                                            By: PHARMA/wHEALTH Management
                                                Company S.A.


                                             By ________________________________
                                                Mirko von Restorff,
                                                General Manager

     IN WITNESS WHEREOF, the Company has caused this agreement to be executed by its duly authorized representative and each of the Investors has caused this agreement to be executed by signing in counterpart the acceptance form attached to this agreement.

                                             Winchester Global Trust Company
                                             Limited as Trustee for Caduceus
                                             Capital Trust

                                             By:  OrbiMed Advisors LLC

                                             By ________________________________
                                                Samuel D. Isaly
                                                Managing Partner



                                             Caduceus Capital II, L.P.

                                             By:  OrbiMed Advisors LLC

                                             By ________________________________
                                                Samuel D. Isaly
                                                Managing Partner



                                             PW Eucalyptus Fund LLC

                                             By:  OrbiMed Advisors LLC

                                             By ________________________________
                                                Samuel D. Isaly
                                                Managing Partner



                                             PW Eucalyptus Fund Ltd.

                                             By:  OrbiMed Advisors LLC

                                             By ________________________________
                                                Samuel D. Isaly
                                                Managing Partner

     IN WITNESS WHEREOF, the Company has caused this agreement to be executed by its duly authorized representative and each of the Investors has caused this agreement to be executed by signing in counterpart the acceptance form attached to this agreement.



                                                ________________________________
                                                     William Hyman

                                                                                                            Schedule 1

Name and Address of Investor                            Number of Shares to be Purchased    Purchase Price for Shares
----------------------------------------------------- ------------------------------------- --------------------------
Alta BioPharma Partners II, L.P.                                     1,169,113                     $9,645,182.25
One Embarcadero Center
Suite 4050
San Francisco, CA  94111

Alta Embarcadero BioPharma Partners II, LLC                             43,008                       $354,816.00
One Embarcadero Center
Suite 4050
San Francisco, CA  94111

Medical Biohe@lth-Trends Funds                                         110,061                       $908,003.25
Oppenheim Investment Management
   International S.A.
Mr. Heinz J. Heisterkamp, General Manager
4, rue Jean Monnet
L-2180 Luxemburg

Pharma/wHealth Funds                                                    27,515                       $226,998.75
PHARMA/wHEALTH Management Company S.A.
Mr. Mirko von Restorff, General Manager
4, rue Jean Monnet
L-2180 Luxemburg

Winchester Global Trust Company Limited as Trustee                     137,302                     $1,132,741.50
for Caduceus Capital Trust
c/o OrbiMed Advisors LLC
Samuel D. Isaly, Managing Partner
767 Third Avenue, 6th Floor
New York, NY 10017

Caduceus Capital II, L.P.                                              120,000                       $990,000.00
c/o OrbiMed Advisors LLC
Samuel D. Isaly, Managing Partner
767 Third Avenue, 6th Floor
New York, NY 10017

PW Eucalyptus Fund LLC                                                  40,000                       $330,000.00
c/o OrbiMed Advisors LLC
Samuel D. Isaly, Managing Partner
767 Third Avenue, 6th Floor
New York, NY 10017

PW Eucalyptus Fund Ltd.                                                 40,000                       $330,000.00
c/o OrbiMed Advisors LLC
Samuel D. Isaly, Managing Partner
767 Third Avenue, 6th Floor
New York, NY 10017

William Hyman                                                           20,000                       $165,000.00
                                                                     ---------                    --------------
188 East 64th St.
Apt. 3904
New York, New 10021
                                                                     1,706,999                    $14,082,741.75

                                    EXHIBIT A

                               Disclosure Schedule

Section 4.3 - Subsidiaries:

     The Company has one subsidiary, Orphan Medical Europe Limited, a United Kingdom domiciled company. This subsidiary was established to hold marketing authorizations for the Company's European activities. There are no employees, inventory or fixed assets related to this entity.

Section 4.5 - Changes, Dividends, etc:

     The Company has had the following option activity in 2002.

     Additional shares authorized under plan            750,000
     (Approved by shareholders 5/24/2001)

     Granted during 2001
         Officers and Directors                         152,400
         Other                                          135,150

Section 4.13 - Litigation; Governmental Proceedings:

     The Company has received notice from a vendor demanding payment, plus interest, for a disputed invoice for services performed by the vendor. The amount in dispute is approximately $50,000.

Section 4.16 - Material Contracts:

     New Material Contracts

          The Company entered into a contract with Ventiv Health, Inc., a contract sales organization. Ventiv Health, Inc. will provide the contract sales force for Xyrem(R)(sodium oxybate) oral solution. This product is currently under review by the United States Food and Drug Administration.

     Current Material Contracts

          The Company has received notice from a licensor, Research Corporation Technologies, that it is terminating its license agreement effective January 28, 2002. This license agreement is for alpha-galactosidase A.

                                    EXHIBIT B

                                  SUBSIDIARIES


Orphan Medical Europe Limited, a United Kingdom domiciled company

                                    EXHIBIT C

                              FORM OF LEGAL OPINION



                               December ___, 2001


To the Investors Listed on Schedule 1 to the Stock Purchase Agreement by and among Orphan Medical, Inc. and such Investors

Ladies and Gentlemen:

     We have acted as counsel for Orphan Medical, Inc., a Delaware corporation (the "Company"), in connection with the issuance on the Closing Date of 1,706,999 shares of the Company's common stock, $0.01 par value ("Common Stock"), pursuant to that certain Stock Purchase Agreement, dated as of December 7, 2001 (the "Agreement"), between the Company and the Investors named therein. Our opinions expressed below are being delivered to you pursuant to Section 6.5 of the Agreement. Capitalized terms used herein are as defined in the Agreement unless otherwise specifically provided herein.

     We have examined such documents, made such inquiries of officers of the Company and have reviewed such questions of law as we have considered necessary or appropriate for the purpose of this opinion.

     In rendering our opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action
(corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon the representations made in the Agreement and certificates of officers of the Company and of public officials.

     Our opinions expressed below as to certain factual matters are qualified as being limited "to our knowledge" or by other words to the same or similar effect. Such words, as used herein, mean the information known to all attorneys currently a member of or employed by Dorsey & Whitney LLP who have given substantive legal attention to the Company's affairs.

     Based on the foregoing, we are of the opinion that:

          1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the corporate power to own its properties and conduct its business as now conducted. The Company has the corporate power and authority to execute and deliver the Agreement and issue the Shares and to otherwise perform its obligations under the Agreement.

          2. The execution and delivery of the Agreement and the performance of the Company's obligations under the Agreement have been duly authorized by all requisite corporate and stockholder action. The Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

          3. The Shares, upon issuance, delivery and payment therefor as described in the Agreement, will be validly issued, fully paid and nonassessable with the rights, privileges and preferences set forth in the Company's Certificate of Incorporation.

          4. The execution and delivery of the Agreement and the performance of the Company's obligations under the Agreement do not violate (i) any provision of the Certificate of Incorporation or Bylaws of the Company,
     (ii)  any  provision  of any  applicable  federal  or  state  law,  rule or regulation, (iii) any statutory or, to our knowledge, contractual preemptive right of any securityholder of the Company, (iv) any provision of the Certificate of Incorporation or Bylaws of the Company related to preemptive rights of any securityholder of the Company, or (v) to our knowledge, any order of any court or other agency of government.

          5. Based upon the Investors' representations contained in the Agreement, the issuance, sale and delivery of the Shares to the Investors on the Closing Date in conformity with the terms of the Agreement constitute transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

          6. No approval or consent of any court or governmental agency, instrumentality or authority of the United States or the State of Minnesota not duly obtained (other than any approval or consent required under any state securities or Blue Sky laws) is required for the execution and delivery by the Company of the Agreement or the valid authorization, issuance, sale and delivery of the Shares.

     The opinions expressed above are subject to the following qualifications and exceptions:

          (a) Our opinion in paragraph 2 above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting creditors' rights and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

          (b) Our opinion in paragraph 2 above, insofar as it relates to indemnification provisions, is subject to the effect of federal and state securities laws and public policy relating thereto.

          (c) We  express  no  opinion  as to  whether  the  issuance,  sale and delivery of the Shares to the Investors and the performance of the Company's obligations under the Agreement constitute a "change of control" as that phrase is defined under paragraph 4350(i)(1)(B) of the Marketplace Rules promulgated by the Nasdaq Stock Market or require approval of the Company's shareholders pursuant to the aforementioned paragraph 4350(i)(1)(B).

          (d) Minnesota Statutes, Section 290.371, Subd. 4, provides that any corporation required to file a Notice of Business Activities Report does not have a cause of action upon which it may bring suit under Minnesota law unless the corporation has filed a Notice of Business Activities Report and that the use of the courts of the State of Minnesota for all contracts executed and all causes of actions that arose before the end of any period for which a corporation failed to file a required report is precluded. Insofar as the foregoing opinion in paragraph 2 above may relate to the enforceability of any agreement under Minnesota law or in a Minnesota court, we have assumed that any party seeking to enforce the agreement has at all times been, and will continue at all times to be, exempt from the requirement of filing a Notice of Business Activities Report or, if not exempt, has duly filed, and will continue to duly file, all Notice of Business Activities Reports.

     Our opinions expressed above are limited to the laws of the State of Minnesota, the Delaware General Corporation Law and the federal laws of the United States. We call your attention to the fact that the Agreement states that it is governed by Delaware law. We have not examined the question of what law would govern the interpretation or enforcement of the Agreement, and our opinion in paragraph 2 above is based on the assumption, for purposes of this opinion, that the internal laws of the State of Minnesota would govern the provisions of such Agreement and the transactions contemplated thereby.

     The foregoing opinions are being furnished to you solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent.


                                                    Very truly yours,

                                    EXHIBIT D

                         CERTIFICATE OF SUBSEQUENT SALE


[name of transfer agent]
[address of transfer agent]


         RE: Sale of Shares of Common Stock of Orphan Medical, Inc.
             (the "Company") pursuant to the Company's prospectus dated _____________ (the "Prospectus")

Dear Sir/Madam:

     The undersigned hereby certifies, in connection with the sale of shares of Common Stock of the Company included in the table of Selling Stockholders in the Prospectus, that the undersigned has sold the shares pursuant to the Prospectus and in a manner described under the caption "Plan of Distribution" in the Prospectus and that such sale complies with all securities laws applicable to the undersigned, including, without limitation, the Prospectus delivery requirements of the Securities Act of 1933, as amended.

Selling Stockholder (the beneficial owner): ____________________________________

Record Holder (e.g., if held in name of nominee): ______________________________

Restricted Stock Certificate No.(s): ___________________________________________

Number of Shares Sold: _________________________________________________________

Date of Sale: __________________________________________________________________

     In the event that you receive a stock certificate(s) representing more shares of Common Stock than have been sold by the undersigned, then you should return to the undersigned a newly issued certificate for such excess shares in the name of the Record Holder and BEARING A RESTRICTIVE LEGEND. Further, you should place a stop transfer on your records with regard to such certificate.


                                                 Very truly yours,

Dated: _________________________                 By: ___________________________

                                                 Print Name: ___________________

                                                 Title: ________________________

cc:      Orphan Medical, Inc.
         13911 Ridgedale Dr., Suite 250
         Minnetonka, MN  55305

                        ALTA BIOPHARMA PARTNERS II, L.P.
            MANAGEMENT RIGHTS, INVESTMENTS IN CERTAIN COUNTRIES, and
                                INDEMNIFICATION


                                MANAGEMENT RIGHTS

This agreement will confirm that pursuant to, and effective upon, the purchase of shares of stock of Orphan Medical, Inc. (the "Company") by Alta BioPharma Partners II, L.P. (the "Investor"), together with its affiliates, owns at least 25% of the shares of Common Stock purchased by Investor and its affiliates on the Closing Date (as that term is defined in that certain Stock Purchase Agreement dated December 7, 2001, by and between the Company and investors listed on Schedule 1 attached thereto), Investor will be entitled to the following contractual management rights:

     1) Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans; provided, however, that nothing in this agreement shall obligate the Company or Company management to act on any matter as recommended by Investor.

     2) Investor may examine the books and records of the Company and inspect its facilities, and will receive upon request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided. The provisions of this paragraph shall survive termination of this agreement.

     3) If Investor is not represented on the Company's Board of Directors, the Company shall invite a representative of Investor to attend all meetings of its Board of Directors (and all committees thereof) in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents and other material that it provides to its directors; provided, however, that the Company reserves the right to exclude such representative from access to any material or meeting or portion thereof if the Company believes upon the advise of counsel that such exclusion is reasonably necessary to preserve the attorney client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

The aforementioned rights are intended to satisfy the requirement of management rights for purposes of qualifying Investor's ownership of stock in the Company as a "venture capital investment" for purposes of the Department of Labor "plan asset" regulations, 29 C.F.R. ss.2510.3-101, and in the event the aforementioned rights are not satisfactory for such purpose, the

Company and Investor shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights that satisfy such regulations.

Investor agrees, and any representative of Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights under this agreement.

The rights described herein are nonassignable and shall terminate and be of no further force or effect upon the date upon which Investor and its affiliates ceases to hold at least 25% of the shares of the Company's Common Stock purchased on the Closing Date (as defined herein). The confidentiality provisions hereof will survive any such termination.


                INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES

The Company hereby represents that it has not participated and is not participating in, an anti-Israeli boycott within the scope of chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code as in effect from time to time.


                                 INDEMNIFICATION

The  Company  will use its  reasonable  efforts to limit the  liability,  to the fullest extent permissible under the governing law of its state of incorporation, of any director affiliated with Alta BioPharma Partners II, L.P. and each of his or her affiliated parties.


Accepted and agreed this 7th day of December, 2001


                                                   Orphan Medical, Inc.

                                                   By:__________________________

                                                   Title: ______________________